Exhibit 99.1

B Communications Ltd

(the "Company")

The Company advises that a 2019 Extraordinary General Meeting of the Company (the “Meeting”) was held on May 2, 2019 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were adopted at the Meeting:

(i)	to approve a new compensation policy for directors and officers for a period of three (3) years and

(ii)	to authorize the Compensation Committee and the Board of Directors to implement the compensation policy’s provisions regarding the purchase of insurance for officers and directors.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Extraordinary General Meeting on March 20, 2019, and to the update on Form 6-K dated April 15, 2019.

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile. In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.